UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated April 4, 2012: Ocean Rig UDW Inc. Reports the Removal  of All Cross-Default Clauses with Dryships Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: April 4, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS THE REMOVAL

OF ALL CROSS-DEFAULT CLAUSES WITH DRYSHIPS INC.

April 4, 2012, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, a global contractor of off-shore deepwater drilling services, announced that it has received required lenders’ consents to make certain amendments to its $800 million senior secured term loan agreement (the “Nordea/ABN AMRO Facility”), $990 million senior secured credit facilities (the “Deutsche Bank Facilities”) and $1.04 billion senior secured credit facility (the “DNB Facility”).

Included in the above amendments are the following:

•

Under the Nordea/ABN AMRO Facility and the Deutsche Bank Facilities, Ocean Rig UDW Inc. will be allowed to pay dividends in an amount up to 50% of its net income subject to certain conditions being met.

•

Under the Nordea/ABN AMRO Facility and the Deutsche Bank Facilities, the borrowers, which are subsidiaries of the Company, will be allowed to pay dividends to Ocean Rig UDW Inc., so long as certain conditions are met. Furthermore, the cash sweep repayment mechanism under the Deutsche Bank Facilities will be fully removed. With these amendments, the Company will have greater flexibility to distribute cash within the Ocean Rig Group.

•

Under all of the secured loan facilities, all cross-default or cross-acceleration clauses relating to the debt of Dryships Inc. will be removed:

o

Under the DNB Facility, the cross-acceleration clause relating to Dryships debt will be replaced with a cross-acceleration clause with Ocean Rig UDW Inc, which will be a guarantor under this facility.

o

Under the Nordea/ABN AMRO Facility, Dryships will no longer provide a guarantee and as such, the cross-acceleration clause relating to Dryships debt will be removed.

o

Under the Deutsche Bank Facilities, Dryships will no longer provide a guarantee and as such, the cross-default clause relating to Dryships debt will be removed.

The above amendments are subject to definitive documentation to the satisfaction of the lenders.

Mr. George Economou, Chairman and CEO of the Company commented: “We want to thank our bankers without which this could not have been possible. We believe their consents highlight the faith the financial community has in our Company and its development and future prospects. We have built tremendous value over the past couple of years – this is evident for everyone to see. We continue to work on this growth path for the benefit of all our stakeholders.”

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com